Exhibit 99.5

CONSENT OF EXPERT
FILED BY SEDAR

June 12, 2009

British Columbia Securities Commission (Principal Regulator)
Ontario Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Autorité des marches financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Office

Dear Sirs/Mesdames:

Re:	New Gold Inc. (the “Company”)
Filing of Technical Report

Pursuant to Section 8.3 of National Instrument 43-101 Standards of Disclosure for Mineral Projects, this letter is being filed as the consent of Peter Lloyd, FAusIMM, General Manager of Peak Gold Mines Pty Ltd, to the public filing of the technical report entitled “Technical Report on Peak Gold Mines, New South Wales, Australia”, Report Date: January 1, 2009; Amended and Restated: June 12, 2009 (the “Report”), and to extracts from, and a summary of, the Report in the written disclosure contained in the Company’s press release dated March 3, 2009 (the “Press Release”).

I confirm that I have read the written disclosure contained in the Press Release and that it fairly and accurately represents the information in the Report that supports the disclosure.

Sincerely,

/s/ Peter Lloyd
Peter Lloyd, FAusIMM
General Manager of Peak Gold Mines Pty Ltd